Exhibit 99.1
Copa Holdings Announces Monthly Traffic Statistics for July 2025
PANAMA CITY, August 13, 2025 (GLOBE NEWSWIRE) -- Copa Holdings, S.A. (NYSE: CPA) today released preliminary passenger traffic statistics for July 2025:

Copa Holdings (Consolidated)	July 2025	July 2024	% Change
ASM (mm) (1)	2,854.8	2,684.7	6.3%
RPM (mm) (2)	2,533.7	2,350.8	7.8%
Load Factor (3)	88.8%	87.6%	1.2	p.p.

1.Available seat miles - represents the aircraft seating capacity multiplied by the number of miles the seats are flown.
2.Revenue passenger miles - represents the number of miles flown by revenue passengers
3.Load factor - represents the percentage of aircraft seating capacity that is utilized

For July 2025, Copa Holdings' capacity (ASMs) increased by 6.3%, while system-wide passenger traffic (RPMs) increased by 7.8% compared to 2024. As a result, the system load factor for the month was 88.8%, 1.2 percentage points higher than in July 2024.
Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to countries in North, Central, and South America and the Caribbean. For more information, visit ir.copaair.com.
CPA-G
Investor Relations
investor.relations@copaair.com